SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Amylin Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, Par Value $.001
(Title of Class of Securities)

032346108
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 4, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
AMENDMENT NO. 12

  CUSIP No. 032346108

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a) /  /
                                (b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
6,088,087

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
6,088,087

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,088,087

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.79%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
AMENDMENT NO. 12

 CUSIP No. 032346108

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund II LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a) /  /
                                (b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
2,057,967

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
2,057,967

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,057,967

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.28%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
AMENDMENT NO. 12

CUSIP No. 032346108

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund III LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a) /  /
                                (b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
857,867

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
857,867

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
857,867

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.53%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
AMENDMENT NO. 12

CUSIP No.  032346108

1.           NAME OF REPORTING PERSON
Icahn Offshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                 (a) /  /
                                 (b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
9,003,921

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
9,003,921

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,003,921

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.60%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
AMENDMENT NO. 12

CUSIP No.  032346108

1.           NAME OF REPORTING PERSON
Icahn Partners LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a) /  /
                                (b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
5,378,004

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
5,378,004

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,378,004

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      3.34%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
AMENDMENT NO. 12

CUSIP No.  032346108

1.           NAME OF REPORTING PERSON
Icahn Onshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a) /  /
                                (b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
5,378,004

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
5,378,004

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,378,004

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.34%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
AMENDMENT NO. 12

CUSIP No.  032346108

1.           NAME OF REPORTING PERSON
Icahn Capital LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a) /  /
                                (b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
14,381,925

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
14,381,925

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,381,925

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.94%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
AMENDMENT NO. 12

CUSIP No. 032346108
1.           NAME OF REPORTING PERSON
IPH GP LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a) /  /
                                (b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
14,381,925

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
14,381,925

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,381,925

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.94%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
AMENDMENT NO. 12

 CUSIP No. 032346108
1.           NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a) /  /
                                (b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
14,381,925

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
14,381,925

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,381,925

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.94%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
AMENDMENT NO. 12

 CUSIP No. 032346108

1.           NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a) /  /
                                (b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
14,381,925

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
14,381,925

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,381,925

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.94%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
AMENDMENT NO. 12

CUSIP No.  032346108

1.           NAME OF REPORTING PERSON
Beckton Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a) /  /
                                (b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
14,381,925

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
14,381,925

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,381,925

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.94%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
AMENDMENT NO. 12

CUSIP No.  032346108

1           NAME OF REPORTING PERSON
Carl C. Icahn

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a) /  /
                                (b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
14,381,925

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
14,381,925

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,381,925

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.94%

14           TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
AMENDMENT NO. 12

 Item 1. Security and Issuer
The  Schedule  13D  filed with the Securities and Exchange Commission ("SEC") by the  Reporting  Persons  on  May  22,  2008  (as amended, the "Initial 13D"), as amended by Amendment No. 1 filed on September 12, 2008, Amendment No. 2 filed on January 29, 2009,  Amendment  No. 3 filed on January 30, 2009, Amendment No. 4 filed on February 5, 2009, Amendment No. 5 filed on April 9, 2009, Amendment No. 6  filed on April 15, 2009, Amendment No. 7 filed on April 21, 2009, Amendment No. 8 filed on April 22, 2009, Amendment No. 9 filed on April 30, 2009, Amendment No. 10 filed on May 14, 2009 and Amendment No. 11 filed on January 25, 2010 thereto, with respect to the shares of Common  Stock, par value $.001 (the "Shares"), issued by Amylin Pharmaceuticals, Inc., (the  "Issuer"),  is hereby amended to furnish the additional information  set  forth  herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D. The address of the principal executive offices of the Issuer is 9360 Towne Centre Drive, San Diego, California 92121.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 14,381,925 Shares purchased by the Reporting Persons collectively was $335,022,719 (including commissions). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares purchased by the Reporting Persons was obtained through margin borrowing. The Shares purchased by the Reporting Persons are maintained in margin accounts that include positions in securities in addition to the Shares.

Item 4.  Purpose of the Transaction

Item 4 is hereby amended by the addition of the following:

                On April 4, 2012, Carl C. Icahn issued a press release regarding the Issuer, a copy of which is filed herewith as an exhibit and incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

                Item 5(a) of the Initial 13D is hereby amended and restated to read in its entirety as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 14,381,925 Shares, representing approximately 8.94% of the Issuer's outstanding Shares (based upon the 160,809,575 Shares stated to be outstanding as of March 8, 2012 by the Issuer in the Issuer's 424B5 - Final Prospectus Supplement, filed with the Securities and Exchange Commission on March 9, 2012).

Item 5(b) of the Initial 13D is hereby amended and restated to read in its entirety as follows:

 (b) Icahn Master has sole voting power and sole dispositive power with regard to 6,088,087 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 2,057,967 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 857,867 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 5,378,004 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

Item 7.  Material to Be Filed as Exhibits

Item 7 is hereby amended by the addition of the following:

1.           Press Release dated April 4, 2012.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2012

ICAHN PARTNERS MASTER FUND LP

By:           /s/ Edward E. Mattner
                 Name: Edward E. Mattner
                 Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

By:           /s/ Edward E. Mattner
                 Name: Edward E. Mattner
                 Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

By:           /s/ Edward E. Mattner
                 Name: Edward E. Mattner
                 Title: Authorized Signatory

ICAHN OFFSHORE LP

By:           /s/ Edward E. Mattner
                 Name: Edward E. Mattner
                 Title: Authorized Signatory

ICAHN PARTNERS LP

By:           /s/ Edward E. Mattner
                 Name: Edward E. Mattner
                 Title: Authorized Signatory

ICAHN ONSHORE LP

By:           /s/ Edward E. Mattner
                Name: Edward E. Mattner
                Title: Authorized Signatory

[Signature Page of Schedule 13D Amendment No. 12 – Amylin Pharmaceuticals, Inc.]

SCHEDULE 13D
AMENDMENT NO. 12

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By:   /s/ SungHwan Cho
         Name: SungHwan Cho
         Title: Chief Financial Officer

IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By:   /s/ SungHwan Cho
         Name: SungHwan Cho
         Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:  /s/ SungHwan Cho
        Name: SungHwan Cho
        Title: Chief Financial Officer

[Signature Page of Schedule 13D Amendment No. 12 – Amylin Pharmaceuticals, Inc.]

SCHEDULE 13D
AMENDMENT NO. 12

ICAHN ENTERPRISES G.P. INC.

By:  /s/ SungHwan Cho
        Name: SungHwan Cho
        Title: Chief Financial Officer

BECKTON CORP.

By:  /s/ Edward E. Mattner
        Name: Edward E. Mattner
        Title: Authorized Signatory

[Signature Page of Schedule 13D Amendment No. 12 – Amylin Pharmaceuticals, Inc.]

SCHEDULE 13D
AMENDMENT NO. 12

Dated: April 4, 2012

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D Amendment No. 12 – Amylin Pharmaceuticals, Inc.]

SCHEDULE 13D
AMENDMENT NO. 12

                                                                                     Exhibit 1

FOR IMMEDIATE RELEASE

Icahn Issues Open Letter to the Board of Directors of Amylin Pharmaceuticals

Contact: Susan Gordon, (212) 702-4309

New York, New York, April 4, 2012 – Carl C. Icahn today issued the following open letter to the board of directors of Amylin Pharmaceuticals, Inc.:

CARL C. ICAHN
767 Fifth Avenue, 47th Floor
New York, New York 10153

                               April 4, 2012

Amylin Pharmaceuticals, Inc.
9360 Towne Centre Drive
San Diego, California 92121
Attention: Board of Directors

Re: The reports of your rejection of a $3.5 billion offer from Bristol-Myers Squibb

Ladies and Gentlemen:

As one of Amylin’s largest shareholders, I find it reprehensible that the Board of Directors has still not acknowledged or denied the media reports regarding its rejection of a $22 per share takeover offer from Bristol-Myers Squibb. To this day, shareholders would not have known about this opportunity had the story not been leaked to the press. Still more egregious is the fact that, in the face of this reported $22 offer, the Board approved both (i) the public offering of 10% of the company at an assumed price of $15.62 per share on March 8th, without disclosing the Bristol-Myers offer in the registration statement that Amylin filed with the SEC (in this regard, we find it notable that not all members of the Board signed this registration statement), and (ii) the granting of options to the company’s executive officers with an exercise price of $16.02 per share (approximately 27% below the reported $22 bid price from Bristol-Myers) on March 6th. These actions make absolutely no sense to me in light of a Bristol-Myers bid and have served to substantially dilute shareholders who owned the stock when these actions were taken. I believe any decision not to pursue a sale of the company at this time is a huge mistake.

We have been involved with Amylin for several years. In 2009, I believed the Board was dysfunctional. At that time I, along with another large investor, succeeded in having two shareholder-backed nominees added to the Board in a proxy contest in which Amylin’s chairman, Joseph Cook, and lead independent director, James Wilson, were replaced. I believe these nominees have been a positive force for change, but apparently their influence has not been enough to keep this Board from mishandling a Bristol-Myers proposal. In light of the failings mentioned above, it seems to me that the current Board is still dysfunctional and is not operating in a manner that enhances shareholder value.

I and many industry analysts believe that the Board of Directors should pursue a sale of the company now. I believe there are more than a few potential acquirers for the company that could achieve significant synergies from an acquisition. If the Board is willing to commit to conduct an open and fair auction process, I anticipate that the company can be sold at a significant premium. I believe Bydureon has great potential and would be extremely attractive to potential suitors due to significant synergies that can be obtained from eliminating redundant SG&A and from revenue synergies attributable to a significantly larger sales force. In my opinion, Amylin does not have sufficient scale to achieve the optimal benefit from its products.

It appears to me that there are significant risks in Amylin continuing as a stand-alone venture. Chief among our concerns is the company’s weak financial position, which is exacerbated by a debt load that is far in excess of the average for the company’s peers. Amylin has experienced significant losses since its inception in 1987, including losses of $543.4 million in 2011, $152.3 million in 2010 and $186.3 million in 2009. By your own admission, the extent of the company’s future losses and the timing of potential profitability are uncertain, and Amylin may never achieve profitable operations. The company’s future is highly dependent on its three commercial products, Bydureon, Byetta and Symlin, which may not be as commercially successful as the Board hopes in the company’s hands because of its lack of scale. Furthermore, now that Amylin has finally succeeded in terminating its relationship with Eli Lilly, we think that pursuing an international partnership would be an egregious error because it would make it more difficult for the company to be sold to a third party that would not want to be saddled with that relationship.

A number of analysts in the investment community agree that the company faces daunting prospects in fully realizing the value of its products as an independent firm. “AMLN will face challenges on a standalone basis,” noted Goldman Sachs in a March 28, 2012 report which also stated that the company will face “commercial challenges including gaining traction with primary care physicians.” Credit Suisse, in a February 16, 2012 report stating that at least 9 pharma companies could pay at least $33 per share for Amylin, said: “Based on our M&A analysis, many large U.S. pharma companies could theoretically pay very high prices for AMLN,” with the best fit being with Takeda, AstraZeneca and Merck.1

We have long maintained that entrepreneurial biotech companies are great at developing innovative products to meet unmet medical needs. But after those products are developed, larger drugmakers, with their large sales forces and marketing capacity, are much better able to maximize the value and achieve worldwide reach for these products.

In my view, a proxy contest at this time would be a costly distraction – but I would not shy away from that possibility if I felt that the Board was not pursuing seriously the opportunity to sell the company. While I am hopeful that the Board is cognizant of doing the right thing for shareholders and that all strategic alternatives will be considered, in light of the reported Bristol-Myers Squibb offer, I am (and I believe other shareholders should be) unwilling to sit idly by with the mere wish that the Board will fulfill its fiduciary duties.

We are well aware that the deadline under Amylin’s bylaws for shareholders to provide notice to the company of their intention to nominate directors and make other proposals at the 2012 annual meeting has passed. However, the revelation of the Bristol-Myers bid, as well as your failure to disclose it and your subsequent stock issuances at prices well below the reported $22 offer price, which occurred after that deadline, constitutes a dramatic change in circumstances requiring the Board to permit shareholders another opportunity to nominate directors and make proposals at the annual meeting. Therefore, I hereby demand that the Board announce, not later than 5:00 p.m., New York City time, on Thursday, that shareholders will be provided a new 10-day period (beginning upon such announcement and ending on April 16th) within which to provide such notice to Amylin. This would allow shareholders who believe, as do I, that you are not serious about selling the company, to nominate directors and make other proposals at the meeting. I also hereby request that the Board provide us immediately with copies of any questionnaires or other documents that the company’s bylaws require nominating shareholders to deliver to Amylin along with a notice of nomination.

If the Board fails to make this announcement by 5:00 p.m., New York City time, on Thursday, we will have no choice but to seek in court an extension of the nomination deadline as well as other avenues of redress.

Further, we delivered to Amylin on Tuesday a demand under Section 220 of the Delaware General Corporation Law for copies of Amylin’s books and records, so that we may examine the circumstances surrounding the reported Bristol-Myers Squibb proposal and the stock offering and option grants following the date of the reported bid. These are matters that, in my opinion, shareholders are entitled to fully understand.

The relationship between the Board and shareholders throughout this process does not need to be – and should not be – adversarial. The power to act in shareholders’ interests lies in your hands.

Sincerely yours,

Carl C. Icahn

1 Permission to quote from these reports was neither sought nor obtained.